UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 14, 2025

Vincerx Pharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39244	83-3197402
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1825 S. Grant Street San Mateo, California	94402
(Address of principal executive offices)	(Zip Code)

(650) 800-6676

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	VINC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On March 14, 2025, Vincerx Pharma, Inc. (“Vincerx”) entered into a non-binding letter of intent (the “Letter of Intent”) with Global Digital Holdings Inc., a Georgia corporation that conducts business under the name QumulusAI (“QumulusAI”), relating to a proposed business combination between Vincerx and QumulusAI. The parties currently contemplate a reverse triangular merger structure, pursuant to which (i) a subsidiary of Vincerx would merge into QumulusAI, (ii) QumulusAI stockholders would receive shares of Vincerx common stock (“Vincerx Common Stock”) in exchange for their shares of QumulusAI capital stock (“QumulusAI Capital Stock”) based on the Exchange Ratio (defined below), and (iii) outstanding options, warrants, and other rights to acquire QumulusAI Capital Stock (“QumulusAI Stock Rights”) would be assumed by Vincerx and converted into options, warrants, and rights to acquire Vincerx Common Stock based on the Exchange Ratio.

QumulusAI powers next generation artificial intelligence with purpose-built, high-performance computing (HPC) infrastructure. Its scalable, energy-efficient solutions are designed to remove the bottlenecks of AI development, ensuring enterprises and innovators have the compute resources they need when they need it.

The conversion of the QumulusAI Capital Stock and QumulusAI Stock Rights would be pursuant to an exchange ratio (the “Exchange Ratio”) intended to result in the following aggregate post-closing percentage ownership: (i) the equity holders of QumulusAI immediately prior to the closing (including all QumulusAI Stock Rights) would own 95% of the equity of the combined company, and (ii) the equity holders of Vincerx immediately prior to the closing (including all outstanding options and warrants) would own 5% of the equity of the combined company. These ownership percentages assume a valuation of $285 million for QumulusAI and $15 million for Vincerx and “net cash” (defined as cash minus liabilities) of zero at closing. To the extent requested by Vincerx, QumulusAI or its designees will invest up to $1.5 million in the equity of Vincerx prior to the closing.

Following the closing of the business combination, the combined company’s board of directors would consist of seven members, all of whom would be designated by QumulusAI. QumulusAI would also determine the composition of senior management of the combined company following the closing.

The parties intend to negotiate a definitive business combination agreement that will incorporate the provisions of the Letter of Intent as well as other terms and conditions typical for transactions of this nature. During the 30-day period from the date of the Letter of Intent, the parties have agreed not to solicit or encourage submission of, or participate in discussions or enter into any agreement regarding, any other acquisition proposal.

Conditions to execution of a definitive business combination agreement include satisfactory completion of due diligence by the parties, execution of appropriate voting support agreements, and approval by the boards of directors of the parties. Conditions to the closing of the business combination include approval by the stockholders of both parties, receipt of government, regulatory, and other third-party approvals, effectiveness of a registration statement relating to the issuance of Vincerx Common Stock in the business combination, listing of the combined company’s common stock on The Nasdaq Stock Market (“Nasdaq”), and satisfaction of other customary conditions to closing for transactions of this type.

The foregoing description of the Letter of Intent does not purport to be complete and is subject to and qualified in its entirety by reference to the Letter of Intent, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 8.01	Other Events.

On March 18, 2025, Vincerx issued a press release announcing that it had entered into the non-binding Letter of Intent with QumulusAI regarding a business combination. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

As of February 28, 2025, the Company had approximately $3.9 million in cash and anticipates its cash runway will extend into late Q2 2025.

The Company is also updating its disclosures with the following risk factors:

Risks Related to the Proposed Business Combination between Vincerx and QumulusAI

The proposed business combination may not be consummated on the terms described in the non-binding Letter of Intent or at all.

On March 14, 2025, Vincerx entered into a non-binding letter of intent (the “Letter of Intent”) with Global Digital Holdings Inc., a privately-held company that conducts business under the name QumulusAI, relating to a proposed business combination between Vincerx and QumulusAI. Although Vincerx anticipates entering into a definitive business combination agreement in April 2025, no assurance can be given that Vincerx will be able to do so within that timeframe or at all. Execution of a definitive business combination agreement with QumulusAI is subject to a number of conditions in the Letter of Intent, including satisfactory completion of due diligence by each party and, if requested by Vincerx prior to such execution, receipt of up to $1.5 million in equity financing from QumulusAI or its designees, which due diligence and financing have not been completed as of the date of this report, as well as successful negotiation of the terms and conditions of the business combination agreement. In addition, even if Vincerx were to negotiate and enter into a definitive business combination agreement, there is no assurance that the proposed business combination would be consummated on the terms described in the Letter of Intent, or at all.

Failure to enter into a definitive business combination agreement or consummate the proposed business combination could negatively affect Vincerx market price, future business, and financial results.

The terms of a definitive business combination agreement are subject to negotiation, and Vincerx cannot guarantee that the parties will be able to reach acceptable terms. Execution of the definitive business combination agreement is subject to various conditions in the Letter of Intent, including satisfactory completion of due diligence by each party and, if requested by Vincerx prior to such execution, receipt by Vincerx of financing. On February 28, 2025, Vincerx announced that its binding term sheet for a reverse merger with another party was terminated before the parties to that agreement were able to enter into a definitive merger agreement, and Vincerx announced that it was seeking strategic alternatives, including out-licensing, merger and acquisition opportunities (including reverse mergers), the sale of assets and technologies, and winding down operations. In the event the parties are unable to negotiate a definitive business combination agreement or consummate the proposed business combination, it will have a material adverse effect on Vincerx’s business, financial condition, and results of operations, including the following:

•	Incurring costs related to the negotiation of the business combination agreement, such as legal, accounting, and financial advisory fees;

•	Declines in the market price of Vincerx Common Stock to the extent that such market price reflects an assumption that the business combination will be consummated;

•

The diversion of management’s attention from day-to-day business operations and the potential disruption to each company’s employees and other personnel and business relationships during the period the definitive business combination agreement is being negotiated and stockholder approval is being solicited; and

•	Becoming subject to litigation related to the proposed business combination.

Even if the parties are able to enter into a definitive business combination agreement, Vincerx cannot guarantee that the terms will be as described in the Letter of Intent or that the closing conditions set forth in such business combination agreement, including obtaining the requisite stockholder approval and listing the combined company’s shares on Nasdaq, will be satisfied. If Vincerx is unable to satisfy its closing conditions, or if other mutual closing conditions are not satisfied, QumulusAI will not be obligated to complete the business combination.

If the business combination is not completed, Vincerx’s board of directors would need to evaluate other available strategic alternatives, which alternatives may not be as favorable to Vincerx stockholders as the business combination or available at all and could include winding down its operations, which may result in a total loss of stockholders’ investment.

Vincerx and QumulusAI will be subject to various uncertainties while the proposed business combination is pending that could adversely affect the anticipated benefits of the business combination.

Uncertainty about the effect of the proposed business combination on counterparties to contracts, employees, consultants, and other parties may have an adverse effect on Vincerx and QumulusAI. These uncertainties could cause contract counterparties and others who deal with Vincerx or QumulusAI to seek to change existing business relationships and may impair the ability of Vincerx and QumulusAI to attract, retain, and motivate key personnel until the business combination is completed and for a period of time thereafter. Retention and recruitment of employees and consultants may be particularly challenging prior to the completion of the business combination. Vincerx employees and consultants, and the employees and consultants and prospective employees and consultants of QumulusAI, may experience uncertainty about their future roles following the business combination.

The negotiations to enter into a definitive business combination agreement, pursuit of the business combination, and the preparation for the combination of the two companies may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the negotiations, transition, and integration process could affect each party’s business and limit them from pursuing attractive business opportunities and making other changes to their business prior to the entry into a definitive business combination agreement and/or completion of the business combination.

Vincerx expects to incur substantial transaction costs in connection with the proposed business combination.

Vincerx expects to incur a significant amount of non-recurring expenses in connection with the proposed business combination, including legal, accounting, financial advisory, consulting, printing, mailing, and other expenses. In general, these expenses are payable by Vincerx whether or not the business combination is completed. Additional unanticipated costs may be incurred following consummation of the business combination.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

10.1	Non-Binding Letter of Intent dated March 14, 2025

99.1	Press Release dated March 18, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This report contains forward-looking statements within the meaning of U.S. federal securities laws. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “suggest,” “seek,” “intend,” “plan,” “goal,” “potential,” “on-target,” “on track,” “project,” “estimate,” “anticipate,” or other comparable terms. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements include, but are not limited to, the negotiation, entry into, and anticipated terms and conditions of, a definitive business combination agreement; expectations regarding the board of directors and management of the combined company; the receipt of financing from QumulusAI or its designees; the assumed valuations of Vincerx and QumulusAI; the anticipated ownership percentages and value to Vincerx and QumulusAI stockholders upon closing; the anticipated terms and conditions to the closing of the business combination; and the risks of the proposed business combination not being consummated. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations, and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Forward-looking statements are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict, many of which are outside the control of Vincerx and QumulusAI.

Actual results, conditions, and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions, and events to differ materially from those indicated in the forward-looking statements include, but are not limited to: the satisfactory completion of the parties’ respective due diligence; the ability of the parties to successfully negotiate and enter into a definitive business combination agreement and the actual terms thereof; termination of the Letter of Intent or its exclusivity; Vincerx’s capital requirements and cash runway, including receipt by Vincerx of any necessary financing pursuant to the Letter of Intent; the parties’ ability to satisfy the conditions to closing of the business combination to be contained in a definitive business combination agreement, including stockholder approval from both parties and listing of Vincerx Common Stock on Nasdaq; the risk that any definitive business combination agreement is terminated after it is entered into but before closing; changes in assumptions underlying the terms of the Letter of Intent, including the parties’ respective businesses and finances; market acceptance of the combined company; risks associated with the business of the combined company; the risk that Vincerx Common Stock may be delisted from Nasdaq; general economic, financial, legal, political, and business conditions; and other risks and uncertainties including those set forth in Vincerx’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 and subsequent reports filed with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date hereof, and the parties disclaim any obligation to update any forward-looking statements.

Additional Information

In connection with the proposed business combination, Vincerx will file relevant materials with the SEC, including a registration statement on Form S-4 with respect to the issuance of Vincerx Common Stock in the business combination and a proxy statement/prospectus with respect to the special meeting of the stockholders of Vincerx to approve the business combination and related matters, which will be sent to holders of Vincerx Common Stock when it becomes available. Investors and securityholders and other interested parties are urged to carefully read the Form S-4 and proxy statement/prospectus (including any amendments or supplements thereto) and any other documents filed with the SEC when they become available, because they will contain important information about Vincerx, QumulusAI, and the proposed business combination and related matters. Investors and securityholders may obtain free copies of these documents and other documents filed with the SEC by Vincerx (when they become available) through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Vincerx Pharma, Inc., 1825 S. Grant Street, San Mateo, CA 94402. Copies of the documents filed by Vincerx are also available free of charge in the “Investors—SEC Filings & Financials—SEC Filings” section of Vincerx’s website at: https://investors.vincerx.com/financial-information/sec-filings.

Participants in the Solicitation

Vincerx, QumulusAI, and their respective directors and officers are or may be considered “participants” (as defined in Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from the holders of Vincerx Common Stock with respect to the proposed business combination and related matters described herein. Information about Vincerx’s directors and executive officers, including compensation, is set forth in the sections entitled “Election of Directors—Directors and Nominees” and “Executive Officers” of Vincerx’s definitive proxy statement for its 2024 Annual Meeting of Stockholders, filed with the SEC on April 10, 2024, the section entitled “Compensation of Directors and Executive Officers” of Vincerx’s definitive proxy statement for its special meeting of stockholders, filed with the SEC on December 10, 2024 (the “2025 Special Meeting Proxy Statement”), as well as Vincerx’s Current Report on Form 8-K filed on December 27, 2024.

Information about the ownership of Vincerx Common Stock by Vincerx’s executive officers and directors is set forth in the section entitled “Security Ownership of Certain Beneficial Owners and Management” in the 2025 Special Meeting Proxy Statement, as well as the Form 3 filed on January 6, 2025 for Kevin Haas. Updated information regarding the identity of potential participants, and their direct or indirect interests (by security holdings or otherwise), will be reflected in Forms 3, 4, or 5 to be filed with the SEC, as well as the section entitled “Security Ownership of Certain Beneficial Owners and Management” of Vincerx’s proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed business combination and related matters. All of these documents are or will be available free of charge at the SEC’s website at www.sec.gov and in the “Investors—SEC Filings & Financials—SEC Filings” section of Vincerx’s website at https://investors.vincerx.com/financial-information/sec-filings.

Stockholders, potential investors, and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Vincerx intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus that will be sent to all Vincerx and QumulusAI stockholders. Vincerx also will file other documents regarding the proposed business combination and related matters with the SEC. Before making any voting or investment decision, investors and security holders of Vincerx and QumulusAI are urged to read carefully the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination and related matters as they become available because they will contain important information about the proposed business combination and related matters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 18, 2025

VINCERX PHARMA, INC.

By:	/s/ Raquel E. Izumi
Name:	Raquel E. Izumi
Title:	Acting Chief Executive Officer

Exhibit 10.1

CONFIDENTIAL

Project Falcon

Non-Binding Letter of Intent

This letter of intent (this “LOI”) sets forth our current proposal with regard to a business combination and associated investment between Vincerx Pharma, Inc. (“Vincerx”) and Global Digital Holdings Inc. (“QumulusAI”) (the “Transaction”). This LOI is an expression of intent only, does not express the final agreement of the parties, is not meant to be binding on the parties now or at any point in time in the future (other than as expressly set forth below), and is meant solely to be used as a guide for the parties in preparing the Definitive Agreement (defined below). The parties acknowledge that they must complete negotiations on the points set forth in this LOI as well as on points well beyond the scope of this LOI, which negotiations may also cause the terms set forth in this LOI to change. Accordingly, other than the Binding Provisions (as defined below), the parties do not intend to be bound unless and until they enter into a definitive written agreement providing for consummation of the proposed Transaction (the “Definitive Agreement”).

Form of Transaction:

Vincerx proposes to acquire 100% of the outstanding equity interests of QumulusAI, which acquisition is currently intended to be effected by means of reverse triangular merger of a wholly-owned subsidiary of Vincerx.

The parties intend for the Transaction to be structured in a mutually agreeable tax-free manner taking into account the forms of consideration to be received by each of Vincerx and QumulusAI’s respective security holders.

In connection with the closing of the Transaction (the “Closing”), Vincerx would change its name to such other name as determined by QumulusAI and trading symbol as determined by QMLS to reflect its branding.

Post-Closing Ownership Allocations and Underlying Assumptions:

At Closing, each outstanding share of QumulusAI capital stock will be exchanged for shares of Vincerx based on an agreed-upon exchange ratio to be fixed in the Definitive Agreement and intended to result in QumulusAI equity holdings immediately following the Closing being as approximately set forth on the attached Exhibit A, and subject to adjustment as provided in the next paragraph.

Exhibit A illustrates that at the effective time of the Transaction (i) the equity holders of QumulusAI immediately prior to the Closing (including all option holders, convertible note holders, warrant holders, and other facilities, contracts, or other that result in an equity issuance) will own 95.0% of the equity of Vincerx on a fully diluted basis and (ii) the equity holders of Vincerx (including all option holders and warrant holders on a fully diluted basis immediately prior to Closing) will own 5.0% of the equity of Vincerx on a fully diluted basis. For the sake of clarity, any preferred stock of Vincerx issued to QumulusAI or its designees/shareholders as described below will need to be converted into common stock prior to Closing with irrevocable commitments given by each holder at the time of execution of the Definitive Agreement.

The foregoing ownership percentages and the calculation of the exchange ratio are subject to the following formulation and assumptions: (i) an agreed valuation of QumulusAI of $285 million (the “QumulusAI Valuation”) at the time of Closing; and (ii) an agreed valuation of

CONFIDENTIAL

Vincerx of $15 million (the “Vincerx Valuation”) subject to adjustment to the target net cash of Vincerx at Closing of $0.0 million (the “Net Cash”). In the event Vincerx delivers more than $0.0 million, the value of the Net Cash will improve by an increment equal to its cash value. For example, if Vincerx delivers $5.0 million in Net Cash, the Vincerx Valuation would $20 million.

Net Cash shall be defined in the Definitive Agreement, which will include, among other things, unrestricted current assets in the form of cash and cash equivalents as of the Closing minus current liabilities and all Vincerx expenses related to the Transaction as of the Closing.

Investment by QumulusAI into Vincerx	To the extent requested by Vincerx, QumulusAI or its designees/shareholder will make an investment up to $1.5 million prior to Closing into Vincerx in order to effectuate the Transaction. The investment will take the form of non-voting convertible preferred stock at the market price of Vincerx common stock immediately prior to announcement of the Transaction and on such other terms and conditions of such an investment as may be determined during the Exclusivity Period (as defined herein) and will be negotiated on a mutually-agreeable basis based on upon further due diligence, legal documentation, rules and requirements of The Nasdaq Stock Market, LLC (“Nasdaq”) and all internal and external approvals.

Post-Closing Board Composition:	Following the Closing, the combined company board of directors (the “Board”) would consist of seven directors with all seven being designated by QumulusAI in accordance with the applicable Nasdaq rules and requirements.

Stockholder Approval:	As soon as reasonably practicable following the execution of the Definitive Agreement, and subject to receipt of all required information from QumulusAI (including required financial statements), Vincerx and QumulusAI would file a registration statement as appropriate including a proxy statement as necessary (the “Registration Statement and Proxy), and promptly following the effectiveness of the Registration Statement and Proxy, and hold a meeting of its stockholders as necessary.

Conditions to Execution of Definitive Agreement:

Satisfactory completion of due diligence by both parties.

Satisfactory negotiation of the Definitive Agreement, including customary provisions for a transaction of this nature and as set forth herein.

Approval of the proposed Transaction by the board of directors of QumulusAI and Vincerx and execution by specified stakeholders and other insiders or related parties of QumulusAI of support agreements.

CONFIDENTIAL

Conditions to Closing:	The Closing would be subject to (i) the satisfaction of customary conditions to Closing for a transaction of this type, including the absence of a material adverse change in the business, results of operations, financial condition or assets of either party (provided that the continued deterioration of Vincerx’s cash and the operation of its business as described below shall not be deemed to be a material adverse change), (ii) satisfaction of all Vincerx liabilities including but not limited to the cancellation any preferred stock and warrants (and the associated Fundamental Transaction payments from the warrants or similar clauses in other of Vincerx securities or other corporate contracts) as well as including any fees or other payments due as related to the Transaction, (iii) execution of all Definitive Agreements and ancillary agreements thereto and in connection with the Transaction, (iv) receipt of all regulatory approvals and third party consents, and (v) no government entity having commenced any litigation, proceeding or investigation, or enacted any legislation or order, to challenge, prohibit, or otherwise interfere with the proposed Transaction, and, as necessary, the (x) appropriate approval of stockholders of each party, (y) the Registration Statement and Proxy will be effective, (z) the shares of Vincerx convertible and common securities to be issued in the Transaction will have been approved for listing on The Nasdaq.

Representations & Warranties, Covenants and Deal Protections:	The Definitive Agreement would contain representations, warranties and covenants typical for a transaction of this nature.

The Definitive Agreement would include customary deal protection provisions to be negotiated, such as no-shop provisions binding on each party, subject to customary fiduciary out provisions applicable to Vincerx.

Operation of the Businesses:	The Definitive Agreement would include customary covenants of each of Vincerx and QumulusAI with respect to the operation of their respective businesses until the Closing, such that without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed) each of Vincerx and QumulusAI would continue to operate its business in the ordinary course and consistent with the manner in which it is currently conducted. The parties acknowledge and agree that Vincerx will have the right prior to the Closing to license, sell or transfer its assets, subsidiaries and intellectual property to third parties.

Personnel Considerations:	QumulusAI will determine the composition of the senior management team of the combined company prior to the execution of the Definitive Agreements.

Fees and Expenses:	QumulusAI and Vincerx shall each be responsible for and bear all of its own costs and expenses incurred in connection with the proposed Transaction.

Confidentiality, Non- Solicitation:	The negotiations and discussions in connection herewith shall be treated as “confidential information” as defined in and pursuant to that certain Mutual Non-Disclosure Agreement by and between the parties dated as of March 7, 2025, provided that Vincerx shall have the right to publicly announce and disclose the terms and conditions of this LOI.

CONFIDENTIAL

Exclusivity:	Vincerx and QumulusAI hereby agree that, unless negotiations between Vincerx and QumulusAI are terminated earlier pursuant to clauses (i), (ii) or (iii) under “Termination” herein (and not the proviso thereto), each party shall have the exclusive right to negotiate the Transaction proposed herein or any similar transaction with the other party for a period (the “Exclusivity Period”) commencing on the date hereof and terminating on the 30th day following the date of this LOI. During the Exclusivity Period, neither Vincerx nor QumulusAI and none of their respective officers, directors, subsidiaries, employees, or agents or any shareholders that are affiliated with or are represented by any directors shall, directly or indirectly (including, without limitation, through any investment banker, attorney or accountant retained by or on behalf of any such person), (a) solicit, initiate or knowingly encourage the submission of any proposal or offer (each of the following, other than the investment by QumulusAI or its designees/shareholders as described herein or any other financing by Vincerx or Qumulus or the license, sale or transfer by Vincerx of its assets, subsidiaries and intellectual property as described herein, an “Acquisition Proposal”) from any person or entity (including any of its officers, directors, employees, agents and other representatives) relating to any liquidation, dissolution, recapitalization of, merger or consolidation with or into, or acquisition or purchase of any material assets of, or any capital stock or other equity security of, such party or any of its subsidiaries or relating to any other similar transaction or combination involving such party or any of its subsidiaries or affiliates (other than as described above), (b) participate in any discussions or negotiations regarding, or furnish to any other person or entity any information with respect thereto, or (c) otherwise cooperate in any way with, or assist or participate in, knowingly facilitate or encourage any effort or attempt by or enter into an agreement with any other person or entity to do or seek to do any of the foregoing. Each party further agrees that upon execution of this LOI, such party and each of its directors, officers, agents, advisors, and shareholders shall immediately cease and cause to be terminated any and all discussions and negotiations with third parties (other than the other party and its representatives) regarding any Acquisition Proposal other than the Transaction or any similar transaction. Each party agrees to notify the other party promptly if such party or its employees, directors, officers, or agents receives any solicitations or requests for information regarding any such Acquisition Proposal or if any such Acquisition Proposal is made and the response thereto.

Termination:	This LOI will automatically terminate and be of no further force and effect upon the earlier of (i) execution of the Definitive Agreement by Vincerx and QumulusAI, (ii) the mutual written agreement of Vincerx and QumulusAI, and (iii) unless extended through mutual written agreement by Vincerx and QumulusAI, at 11:59 p.m. Eastern Time on the date which is 30 days from the date of this LOI, provided that either Vincerx or QumulusAI may terminate negotiations related to the proposed Transaction at any time for any reason or for no reason and without incurring any liability to the other in respect of such termination.

CONFIDENTIAL

Miscellaneous:

By their signatures below, each party represents and warrants that they have full power and authority to execute, deliver and perform this LOI.

The parties agree that this LOI will be governed by and construed under the laws of the State of Delaware, without giving effect to any choice or conflict of law principles.

The provisions of the sections of this LOI entitled “Fees and Expenses”, “Confidentiality; Non-Solicitation,” “Exclusivity” and “Miscellaneous,” (the “Binding Provisions”) are intended by the parties to be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Binding Provisions shall survive the termination of this LOI, and the termination of this LOI shall not affect any rights any party may have with respect to the breach of this LOI by another party before such termination. Other than the Binding Provisions, all other provisions of this LOI are intended only as an expression of interest on behalf of the parties, are not intended to be legally binding on any party and are expressly subject to the negotiation and execution of an appropriate Definitive Agreement.

This LOI may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement. This LOI may not be assigned without the other party’s written consent.

(Signature Page Follows)

CONFIDENTIAL

This LOI is executed and made effective as of the last date set forth below:

VINCERX PHARMA, INC.		GLOBAL DIGITAL HOLDINGS INC.

By:	/s/ Raquel Izumi	By:	/s/ Robert C. Bissell
Name:	Raquel Izumi	Name:	Robert C. Bissell
Title:	Acting CEO	Title:	CEO

Date:	14-Mar-2025	Date:	March 12, 2025

CONFIDENTIAL

EXHIBIT A

Post-Merger (but before giving effect to a Concurrent Financing)	Attributed Value (USD MM)
Vincerx Equity Value:
Target Net Cash at Closing	$0.0
Public Company Designation and all assets to be acquired	$15.0
Other	$0.0

Total Value to Vincerx	$15.0
Total Value to QumulusAI	$285.0

Pro Forma Ownership Split at Closing:
Vincerx Shareholders	5.0%
QumulusAI Shareholders	95.0%

Exhibit 99.1

Vincerx Pharma Announces Non-Binding Letter of Intent for Business Combination with QumulusAI

San Mateo, Calif. – Mar. 18, 2025 (GLOBE NEWSWIRE) – Vincerx Pharma, Inc. (Nasdaq: VINC) today announced that it has entered into a non-binding letter of intent (“LOI”) with Global Digital Holdings Inc., conducting business as QumulusAI, a privately-held, high-performance computing infrastructure company for artificial intelligence (AI), relating to a business combination between Vincerx and QumulusAI. The contemplated transaction would result in QumulusAI becoming a publicly traded company through a reverse triangular merger with Vincerx.

Under the proposed terms, a subsidiary of Vincerx would merge into QumulusAI, with QumulusAI stockholders receiving shares of Vincerx common stock. Additionally, QumulusAI options, warrants, and other rights would be converted into options, warrants, and rights to acquire Vincerx common stock. The exchange ratio is intended to result in QumulusAI equity holders owning approximately 95% of the combined company, while Vincerx equity holders would own approximately 5%. The proposed transaction assumes a value for QumulusAI of approximately $285 million and a value for Vincerx of approximately $15 million, assuming zero cash (net of liabilities) at closing. As part of the transaction, to the extent requested by Vincerx, QumulusAI or its designees will invest up to $1.5 million in the equity of Vincerx prior to closing.

Following the closing of the business combination, the combined company’s board of directors would consist of seven members, all of whom would be designated by QumulusAI. QumulusAI would also determine the composition of senior management of the combined company following the closing.

The parties intend to negotiate a definitive business combination agreement that incorporates the provisions of the LOI as well as other terms and conditions typical for transactions of this nature. Conditions to execution of a definitive business combination agreement include satisfactory completion of due diligence by the parties and approval by the boards of directors of the parties. The parties have agreed to a 30-day exclusivity period to negotiate and enter into a definitive business combination agreement, which will include customary closing conditions such as board and stockholder approvals, regulatory approvals, effectiveness of a registration statement relating to the issuance of Vincerx common stock in the business combination and listing of the combined company’s common stock on Nasdaq.

“We believe this merger will allow us to create value for our stockholders by entering the AI space at a time of rapid growth,” said Raquel Izumi, Ph.D., Acting Chief Executive Officer of Vincerx. “We also believe QumulusAI is well positioned to disrupt the data center space with its high-performance, energy-efficient infrastructure, addressing the escalating demand for AI compute resources. In parallel, we will continue pursuing efforts to monetize our remaining assets.”

“We’re excited about a potential merger with Vincerx, a milestone we believe will accelerate QumulusAI’s mission to power the future of artificial intelligence,” said Steve Gertz, Chairman of the Board. “This proposed transaction will strengthen our ability to deliver cutting-edge AI solutions with high scalability, efficiency, and reliability—essential for advancing the next generation of AI.

This transaction would bring access to public capital markets, helping to fund the growth of our High-Performance Computing as a Service (HPCaaS) bedrock and enabling QumulusAI to expand its on- and off-grid data center infrastructure. Our behind-the-meter, natural gas-powered data centers are designed to alleviate strain on the energy grid, while our HPCaaS solutions are purpose-built to meet the surging demand for AI development.”

Chardan is acting as the exclusive financial advisor and Fox Rothschild is acting as legal advisor to QumulusAI.

About QumulusAI

Founded in 2019, QumulusAI is a fully integrated AI infrastructure solution with a 108-MW power portfolio, over 550 GPUs deployed to date, and 60 MW of active data-center capacity. The company currently has operations in Oklahoma, Texas, and Georgia. QumulusAI’s scalable, energy-efficient solutions are designed to eliminate the computational bottlenecks in AI development, to ensure enterprises and innovators have the compute resources they need—when they need them. With QumulusAI, development teams have the ability to train models faster, deploy smarter, and expand AI innovation.

QumulusAI is headquartered in Atlanta, GA; the company website is www.qumulusai.com. Information on this website is not incorporated by reference into this press release.

About Vincerx Pharma, Inc.

Vincerx’s pipeline includes VIP943, a next-generation antibody-drug conjugate; VIP236, a small molecule-drug conjugate (ADC); and enitociclib, a CDK9 inhibitor—all of which have completed Phase 1 monotherapy studies. Additionally, Vincerx’s pipeline includes VIP924, a preclinical ADC, and VersAptx™, a versatile, next-generation bioconjugation platform.

Vincerx is headquartered in San Mateo, California, with a research subsidiary in Monheim, Germany.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “suggest,” “seek,” “intend,” “plan,” “goal,” “potential,” “on-target,” “on track,” “project,” “estimate,” “anticipate,” or other comparable terms. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements include, but are not limited to, the negotiation, entry into, and anticipated terms and conditions of, a definitive business combination agreement; expectations regarding the board of directors and management of the combined company; the receipt of financing from QumulusAI or its designees; the assumed valuations of Vincerx and QumulusAI; the anticipated ownership percentages and value to Vincerx and QumulusAI stockholders upon closing; the anticipated terms and conditions to the closing of the business combination; the expected benefits of the proposed transaction; the belief that QumulusAI is well positioned to disrupt the data-center space; and Vincerx’s efforts to monetize its remaining assets. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations, and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Forward-looking statements are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict, many of which are outside the control of Vincerx and QumulusAI.

Actual results, conditions, and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions, and events to differ materially from those indicated in the forward-looking statements include, but are not limited to: the satisfactory completion of the parties’ respective due diligence; the ability of the parties to successfully negotiate and enter into a definitive business combination agreement and the actual terms thereof; termination of the Letter of Intent or its exclusivity; Vincerx’s capital requirements and cash runway, including receipt by Vincerx of any necessary financing pursuant to the Letter of Intent; the parties’ ability to satisfy the conditions to closing of the business combination to be contained in a definitive business combination agreement, including stockholder approval from both parties and listing of the combined company’s common stock on Nasdaq; the risk that any definitive business combination agreement is terminated after it is entered into but before closing; changes in assumptions underlying the terms of the Letter of Intent, including the parties’ respective businesses and finances; market acceptance of the combined company; risks associated with the business of the combined company; the risk that a potential merger transaction does not result in the benefits the parties expected, including but not limited to, creating stockholder value or access to capital markets; the risk that Vincerx Common Stock may be delisted from Nasdaq; general economic, financial, legal, political, and business conditions; and other risks and uncertainties including those set forth in Vincerx’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 and subsequent reports filed with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date hereof, and the parties disclaim any obligation to update any forward-looking statements.

Vincerx, the Vincerx logo, and VersAptx are our trademarks.

Additional Information

In connection with the proposed business combination, Vincerx will file relevant materials with the SEC, including a registration statement on Form S-4 with respect to the issuance of Vincerx Common Stock in the business combination and a proxy statement/prospectus with respect to the special meeting of the stockholders of Vincerx to approve the business combination and related matters, which will be sent to holders of Vincerx Common Stock when it becomes available. Investors and securityholders and other interested parties are urged to carefully read the Form S-4 and proxy statement/prospectus (including any amendments or supplements thereto) and any other documents filed with the SEC when they become available, because they will contain important information about Vincerx, QumulusAI, and the proposed business combination and related matters. Investors and securityholders may obtain free copies of these documents and other documents filed with the SEC by Vincerx (when they become available) through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Vincerx Pharma, Inc., 1825 S. Grant Street, San Mateo, CA 94402. Copies of the documents filed by Vincerx are also available free of charge in the “Investors—SEC Filings & Financials—SEC Filings” section of Vincerx’s website at: https://investors.vincerx.com/financial-information/sec-filings.

Participants in the Solicitation

Vincerx, QumulusAI, and their respective directors and officers are or may be considered “participants” (as defined in Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from the holders of Vincerx Common Stock with respect to the proposed business combination and related matters. Information about Vincerx’s directors and executive officers, including compensation, is set forth in the sections entitled “Election of Directors—Directors and Nominees” and “Executive Officers” of Vincerx’s definitive proxy statement for its 2024 Annual Meeting of Stockholders, filed with the SEC on April 10, 2024, the section entitled “Compensation of Directors and Executive Officers” of Vincerx’s definitive proxy statement for its special meeting of stockholders, filed with the SEC on December 10, 2024 (the “2025 Special Meeting Proxy Statement”), as well as Vincerx’s Current Report on Form 8-K filed on December 27, 2024.

Information about the ownership of Vincerx Common Stock by Vincerx’s executive officers and directors is set forth in the section entitled “Security Ownership of Certain Beneficial Owners and Management” in the 2025 Special Meeting Proxy Statement, as well as the Form 3 filed on January 6, 2025 for Kevin Haas. Updated information regarding the identity of potential participants, and their direct or indirect interests (by security holdings or otherwise), will be reflected in Forms 3, 4, or 5 to be filed with the SEC, as well as the section entitled “Security Ownership of Certain Beneficial Owners and Management” of Vincerx’s proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed business combination and related matters. All of these documents are or will be available free of charge at the SEC’s website at www.sec.gov and in the “Investors—SEC Filings & Financials—SEC Filings” section of Vincerx’s website at https://investors.vincerx.com/financial-information/sec-filings.

Stockholders, potential investors, and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Vincerx intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus that will be sent to all Vincerx and QumulusAI stockholders. Vincerx also will file other documents regarding the proposed business combination and related matters with the SEC. Before making any voting or investment decision, investors and security holders of Vincerx and QumulusAI are urged to read carefully the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination and related matters as they become available because they will contain important information about the proposed business combination and related matters.

Contacts:

Gabriela Jairala

Vincerx Pharma, Inc.

gabriela.jairala@vincerx.com

Adam Taylor Brown

QumulusAI

contact@qumulusai.com

Totyana Simien

Inizio Evoke Comms

totyana.simien@inizioevoke.com